November 12, 2019

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson Street, Suite 105-10014
Loma Linda, CA 92354

       Re: ADiTx Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Filed on October 15, 2019
           CIK No. 0001726711

Dear Mr. Albanna:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 15, 2019

Cover Page

1. We note your disclosure that no assurance can be given that your application to list your common stock on the NYSE American will be approved. With reference to your disclosure on page 60 that you will not consummate this offering if your common stock is not approved for listing on the NYSE American, please clarify your disclosure to state whether the listing of your common stock on the NYSE American is a condition to this offering.
 Amro Albanna
FirstName LastNameAmro Albanna
ADiTx Therapeutics, Inc.
Comapany 12, 2019
November NameADiTx Therapeutics, Inc.
Page 2
November 12, 2019 Page 2
FirstName LastName
Prospectus Summary
Our Business, page 1

2. Please revise your disclosure to briefly discuss the developmental stage of your product candidate and any additional preclinical and clinical studies you will need to conduct in order to submit a BLA.
Risks Related to Our Business, page 2

3. With reference to your disclosure on pages 6 and 7, please revise the first bullet point in this section to clarify that you have incurred losses and expect to continue to operate at a net loss for at least the next several years and that your auditors have indicated that your financial conditions raise substantial doubt about your ability to continue as a going concern.
Implications of Being an Emerging Growth Company, page 3

4. We note that you disclose on page 3 that as a company with less than $1.07 billion in revenue during your last fiscal year, you qualify as an EGC. You also disclose that you may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. It also appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please add similar disclosure within MD&A.
5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
A substantial portion of our in-licensed intellectual property will be subject to the provisions of the Bayh-Dole Act..., page 19

6. Please revise this risk factor to clarify whether your license to ADiTM is subject to "march-
         in" rights.
Use of Proceeds, page 26

7. We note that you intend to use the net proceeds from the offering to fund the commencement of Phase I/IIa clinical testing. If a material amount of other funds is necessary to complete the Phase I/IIa clinical trial, please revise your disclosure to
 Amro Albanna
FirstName LastNameAmro Albanna
ADiTx Therapeutics, Inc.
Comapany 12, 2019
November NameADiTx Therapeutics, Inc.
Page 3
November 12, 2019 Page 3
FirstName LastName
         state the amount necessary to complete the clinical trial and sources of such other funds.
         Refer to Instruction 3 of Item 504 of Regulation S-K.
Dilution, page 28

8. Please update your table that illustrates the amount of dilution to an investor in the offering to begin with the historical net tangible book value per share as of September 30,
         2019. Please also clarify what the pro forma net tangible book value as of September 30,
         2019 line caption is intended on capturing. In that regard, it is not clear what adjustments are presented on a pro forma basis prior to the offering.
9. Please insert a table showing the number and percentage of common shares acquired by existing shareholders and new investors and the consideration and percentage of consideration paid by existing shareholders and new investors assuming 100% of the units offered are sold. Please refer to Item 506 of Regulation S-K . Liquidity, page 31

10. Please expand your disclosures to describe the course of action you have taken or anticipate on taking as it relates to the various promissory notes and related party notes payable that are currently in default as of December 31, 2018. In that regard, we understand that the Company anticipates using some of the proceeds from the offering to repay $126,100 of five promissory notes currently outstanding. It appears however that even with paying off such notes, there will continue to remain amounts that are currently in default. As such, please ensure your expanded disclosures highlight the potential consequences of continued default and the constraints it may have on your future liquidity and operating prospects, your ability to obtain additional financing and whether such continued default may cause you to have to revise the amounts that could be dedicated to your continued research and development activities. Refer to Section
501.13 of the
         Financial Reporting Codification.
Management's Discussion and Analysis of Financial Condition and Plan of
Operations
Results of Operations, page 31

11. Please revise the disclosure to disaggregate research and development expenses by nature or type of expense for each period presented.
Critical Accounting Policies, page 32

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
 Amro Albanna
FirstName LastNameAmro Albanna
ADiTx Therapeutics, Inc.
Comapany 12, 2019
November NameADiTx Therapeutics, Inc.
Page 4
November 12, 2019 Page 4
FirstName LastName
Business
ADiTM Key Differentiators, page 34

13. We note your heading "Better Safety Profile" and your statements that DNA-based products "are generally considered safe" and that ADiTM has been "successfully tested in several preclinical models and its efficacy can be attributed to multiple factors." Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, as determinations as to safety and efficacy are within the sole authority of the
         FDA or comparable foreign regulatory authorities.
Proof of Concept: Skin Grafting, page 36

14. Please revise your disclosure to specify the number of mice on which the skin allograft transplantation procedure was done. Please also disclose, where appropriate, any additional preclinical studies that will need to be completed prior to submitting an
         Investigational New Drug application.
License Agreement with Loma Linda University, page 36

15. Please revise your disclosure regarding the LLU License Agreement to specify the annual license fee and the aggregate development milestones payable.
Drug Approval Process, page 37

16. We note that you are working with a contract manufacturer for your plasmid DNA molecules and patent-pending bacterial strain. To the extent you have entered into an agreement with the contract manufacturer, please describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why this is not required. See Item 601 of Regulation S-K.
Plan of Operations, page 37

17. We note your disclosure that your first-in-human clinical studies will be in patients requiring skin and other organ and/or tissue allografts. Please revise your disclosure to clarify the indication you will initially pursue. In this regard, we note your disclosure on page 38 that upon receipt of clearance to initiate clinical testing, your product will be tested on patients with psoriasis and in patients who require skin allografting.
Target market, page 38

18. With reference to your disclosure on pages 13, 14 and 33, please expand your disclosure to discuss the competitive business conditions and your competitive position in the industry. See Item 101(h)(4) of Regulation S-K.
 Amro Albanna
ADiTx Therapeutics, Inc.
November 12, 2019
Page 5
Intellectual Property (IP), page 39

19. Please expand your discussion of your licensed patent portfolio to disclose the types of patents you hold (i.e., composition of matter, use or process) and the expiration or expected expiration date of your patents and patent applications. Management
Executive Officers and Directors, page 40

20. Please disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the company in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.
Executive and Director Compensation, page 46

21. We note your disclosure on page F-10 with respect to amounts owed to the CEO and other consultants who provided services without payment during the year ended December 31,
       2018. If these amounts remain outstanding, please revise your disclosure in this section as appropriate to indicate any compensation that has not been paid. Security Ownership of Beneficial Owners and Management, page 48

22. Please revise the column at the far right of your table to show shares beneficially owned and corresponding percentage upon completion of the offering, as opposed to
       "beneficially owned after maximum."
General

23. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.
        You may contact Ameen Hamady at 202-551-3891, or Daniel Gordon at 202-551-3486,
if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415, or Irene Paik at 202-551-6553, with any other questions.



                                                               Sincerely,
FirstName LastNameAmro Albanna
                                                               Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                               Office of Life
Sciences
November 12, 2019 Page 5
cc:       Richard Friedman, Esq.
FirstName LastName